Exhibit (a)(5)

News Release

FOR IMMEDIATE RELEASE

Contact:	William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
billlowe@KEMET.com
864-963-6484

KEMET COMMENCES TENDER OFFER FOR ITS 2.25% CONVERTIBLE SENIOR

NOTES DUE 2026

Greenville, South Carolina (May 5, 2009) — KEMET Corporation (KEME.OB), a leading manufacturer of the majority of capacitor types, including tantalum, multilayer ceramic, solid aluminum, plastic film, paper and electrolytic capacitors, today announced that it has commenced a tender offer for any and all of its outstanding $175,000,000 2.25% Convertible Senior Notes due 2026 (the “Notes”). KEMET intends to finance the tender offer with a term loan in the amount of up to $52,500,000 it expects to receive pursuant to a credit facility (the “Platinum Credit Facility”) with K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P. (“Platinum Equity”).

The tender offer will expire at 11:59 p.m., New York City time, on June 2, 2009, unless extended (as such time and date may be extended, the “Expiration Date”). Holders of Notes who validly tender, and do not validly withdraw, their Notes on or prior to the Expiration Date will receive $300 for each $1,000 principal amount of Notes purchased in the tender offer, plus accrued and unpaid interest to, but not including, the date of payment for the Notes accepted for payment. Tenders of Notes must be made on or prior to the Expiration Date, and Notes may be withdrawn at anytime on or prior to the Expiration Date.

The tender offer and KEMET’s obligation to purchase and pay for the Notes validly tendered and not validly withdrawn pursuant to the tender offer is conditioned upon (1) at least $166,250,000 in aggregate principal amount of Notes (representing 95% of the outstanding Notes) being validly tendered and not validly withdrawn, (2) the receipt by KEMET of the proceeds from a term loan of up to $52,500,000 from K Financing, LLC, an affiliate of Platinum Equity, which is subject to the satisfaction or waiver of certain conditions and (3) the other general conditions to the tender offer set forth in the Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”), being satisfied or waived on or prior to the Expiration Date.

In connection with the commencement of this tender offer, KEMET entered into certain amendments to its €60,000,000 credit facility (“Facility A”) and €35,000,000 credit line (“Facility B”), each with UniCredit Corporate Banking S.p.A., a financial institution headquartered in Italy and part of the Milan-based UniCredit Group (the “Facility A Amendment” and the “Facility B Amendment,” respectively, and collectively, the “UniCredit Amendments”). The Facility A Amendment would, among other things, amend certain financial covenants in Facility A to align them with the financial covenants under the Platinum Credit Facility, modify the scheduled amortization of Facility A and narrow the scope of an asset sale mandatory prepayment covenant. The Facility B Amendment would, among other things,

P.O. Box 5928, Greenville, South Carolina 29606 U.S.A.

Tel: 864.963.6300   Fax: 864.963.6521

modify the scheduled amortization of Facility B, extend the maturity date of Facility B to April 1, 2013 and remove a mandatory prepayment trigger upon a change of ownership of KEMET in the event that K Financing, LLC or its affiliates acquire ownership or control of KEMET. The UniCredit Amendments will become effective only if we consummate the tender offer on or before June 10, 2009.

Full details of the terms and conditions of the tender offer are included in KEMET’s Offer to Purchase and Schedule TO-I, which have been filed with the Securities and Exchange Commission.

KEMET has retained Deutsche Bank Securities Inc. to act as the dealer manager for the tender offer. D.F. King & Co. is the information agent and depositary for the tender offer. Questions regarding the tender offer should be directed to Deutsche Bank Securities Inc. at 1-800-503-4611 (U.S. toll-free). Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to D.F. King & Co. at (212) 269-5550 (for banks and brokers only) or 1-800-431-9643 (U.S. toll-free).

Neither KEMET, any member of its board of directors, the dealer manager nor the information agent is making any recommendation to holders of Notes as to whether to tender or refrain from tendering their Notes pursuant to the tender offer. Holders of Notes must decide whether they will tender pursuant to the offer and, if so, how many Notes they will tender.

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related letter of transmittal. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About KEMET

KEMET Corporation (KEME.OB) applies world-class service and quality to deliver industry-leading, high-performance capacitance solutions to its customers around the world. KEMET offers the world’s most complete line of surface-mount and through-hole capacitor technologies across tantalum, ceramic, film, aluminum, electrolytic, and paper dielectrics. Additional information about KEMET can be found at http://www.kemet.com .

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements included herein contain forward-looking statements within the meaning of federal securities laws about KEMET Corporation’s (the “Company”) financial condition and results of operations that are based on management’s current expectations, estimates and projections about the markets in which the Company operates, as well as management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “believes,” “estimates,” variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect new information, future events or otherwise.

Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to, the following: (i) the Company’s ability to consummate the tender offer for the Notes and accomplish its financing plan described in the Offer to Purchase; (ii) generally adverse economic and industry conditions, including a decline in demand for the Company’s products;  (iii) the ability to maintain sufficient liquidity to realize current operating plans; (iv) adverse economic conditions could cause further reevaluation of the fair value of the Company’s reporting segments and the write down of long-lived assets; (v) the cost and availability of raw materials; (vi) changes in the competitive environment of the Company;  (vii) economic, political, or regulatory changes in the countries in which the Company operates; (viii) the ability to successfully integrate the operations of acquired businesses; (ix) the ability to attract, train and retain effective employees and management; (x) the ability to develop innovative products to maintain customer relationships; (xi) the impact of environmental issues, laws, and regulations; (xii) the Company’s ability to achieve the expected benefits of its manufacturing relocation plan or other restructuring plan; (xiii) volatility of financial and credit markets which would affect access to capital for the Company; and (xiv) increased difficulty or expense in accessing capital resulting from the delisting of the Company’s common stock from the New York Stock Exchange. Other risks and uncertainties may be described from time to time in the Company’s reports and filings with the Securities and Exchange Commission.

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